Milbank, Tweed, Hadley & McCloy LLP

One Chase Manhattan Plaza

New York, NY 10005

(212) 530-5000

October 25, 2005

Re:	Intelsat, Ltd., File No. 0-50262

Form 20-F for the Fiscal Year Ended December 31, 2004

Form 10-Q for the Fiscal Quarter Ended June 30, 2005

Inessa Berenbaum

Staff Accountant

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Dear Ms. Berenbaum:

Thank you for taking our call this afternoon. As we discussed on the call, Bob Medlin, acting Chief Financial Officer of Intelsat, requested an extension to respond to the Staff’s comments raised in the Staff’s letter to Intelsat dated October 12, 2005 relating to the Staff’s review of the above-referenced filings. You indicated in the call that the Staff would grant Intelsat an extension for responding to the Staff’s letter to November 15, 2005. Intelsat very much appreciates your flexibility in this regard and we look forward to working with you on this matter.

Best regards,

Sincerely yours,

/s/ Arnold B. Peinado, III

cc:	Mr. Robert Medlin

Intelsat, Ltd.